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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~50401~~ 8-50104

RECEIVED FEB 2 3 2004 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Absolute Return Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7190 Main Street
(No. and Street)

Manchester Center	VT	05255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siliski & Buzzell, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 802 49 North Main Street	Rutland	VT	05702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth L. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Absolute Return Advisors, Ltd., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elizabeth L Baker
Signature

FINOP
Chief Compliance Officer / Secretary
Title

Dolores E. Borell
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABSOLUTE RETURN ADVISORS, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

ABSOLUTE RETURN ADVISORS, LTD.

TABLE OF CONTENTS

Siliski & Buzzell, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Stockholder and
Board of Directors
Absolute Return Advisors, Ltd.
Manchester Vermont

We have audited the accompanying statements of financial condition of Absolute Return Advisors, Ltd. as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Absolute Return Advisors, Ltd. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Siliski & Buzzell, P.C.

February 2, 2004
Rutland, Vermont
Reg. No. 119

EXHIBIT A

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/03	12/31/02
CURRENT LIABILITIES		
Note Payable - Stockholder	$ 35,000	$ -
Credit Cards Payable	229	4,260
Accounts Payable	36,860	111,512
Accounts Held Under Soft Dollar Agreements	510,153	274,093
Accrued Payroll	6,429	22,415
Accrued Expenses	2,267	125,000
Total Current Liabilities	590,938	537,280
LONG-TERM DEBT		
Notes Payable	-	-
Less: Current Maturities	-	-
Total Long-Term Debt	-	-
TOTAL LIABILITIES	-	537,280
STOCKHOLDERS' EQUITY		
Common Stock 183.75 Shares Authorized, Issued and Outstanding	75,130	71,380
Retained Earnings	514,977	589,441
Total Stockholders' Equity	590,107	660,821
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,181,045	$1,198,101

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT B**

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	12/31/03	12/31/02
REVENUES		
Commissions / Fees, Net	$2,074,025	$3,019,946
Interest and Dividends	1,360	5,885
TOTAL REVENUES	2,075,385	3,025,831
EXPENSES		
Matrix Expenses	3,510	-
Brokerage	382,362	591,554
Consulting Services	10,661	129,399
Data Services	61,147	54,403
Dues, Fees, and Subscriptions	23,914	26,037
Equipment Leases	4,069	3,582
Insurance	67,811	65,337
Repairs and Maintenance	13,006	11,024
Interest	6,829	211
Meals, Entertainment, and Travel	87,956	61,472
Miscellaneous	7,096	4,405
Outside Services	1,350	8,845
Office Expenses	24,941	27,884
Payroll and Payroll Taxes	575,067	679,614
Professional Fees	45,907	146,134
Rent	153,610	133,200
Taxes	289	250
Telephone	86,005	79,021
Vehicle	39,325	28,150
Loss on Fixed Asset Dispositions	28,755	118,847
Contributions and Gifts	6,100	9,913
Professional Development	2,957	4,683
Utilities	5,980	9,129
Depreciation	41,810	48,494
Order & Routing Fees	109,372	23,855
Fines	70,000	125,000
TOTAL EXPENSES	1,859,829	2,390,443
OPERATING INCOME	215,556	635,388
OTHER INCOME		
Insurance Proceeds	-	48,533
NET INCOME	$ 215,556	$ 683,919

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT C**

STATEMENT OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	12/31/03	12/31/02
Beginning Balance, January 1	$ 589,441	$777,912
Net Income	215,556	683,919
Distributions to Stockholders	(290,020)	(872,390)
Ending Balance, December 31	$ 514,977	$589,441

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. EXHIBIT D

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	12/31/03	12/31/02
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 215,556	$ 683,919
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Loss on Sale of Fixed Assets	41,447	118,847
Depreciation and Amortization	43,576	49,288
(Increase) Decrease in Operating Assets:		
Fees and Commissions Receivable	341,591	(78,130)
Cash Held for Exclusive Benefit of Customers	(395,328)	20,124
Prepaid Expenses	177	(177)
Deposits, Net	10,017	(17,015)
Increase (Decrease) in Operating Liabilities:		
Credit Cards Payable	(4,031)	(1,570)
Accounts Payable	(74,652)	(1,147)
Amounts Held Under Soft Dollar Agreements	236,060	96,383
Accrued Payroll	(15,986)	-
Accrued Expenses	(122,733)	125,000
Total Adjustments	60,138	311,603
Net Cash Provided by Operating Activities	275,694	995,522
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	(50,474)	(93,149)
Net Cash Used In Investing Activities	(50,474)	(93,149)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Loan from Stockholder	35,000	-
Payments on Long-Term Debt	-	(8,443)
Distributions to Stockholders	(290,020)	(872,390)
Proceeds from Sale of Stock	3,750	-
Payments on Loan to Stockholder	13,869	-
Net Cash Used In Financing Activities	(237,401)	(880,833)
Net Increase (Decrease) in Cash	(12,181)	21,540
Cash at Beginning of Year	467,760	446,220
Cash at End of Year	$ 455,579	$467,760
Supplementary Disclosure of Cash Flow Information:		
Cash Paid During the Year for Interest Expense	$ 4,562	$ 211
Cash Paid During the Year for Income Taxes	$ 250	$ 250

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Absolute Return Advisors, Ltd. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

Absolute Return Advisors, Ltd. (the Company) is a broker-dealer in securities and a member of the National Association of Securities Dealers, Inc. (NASD) and a registered investment advisor.

Property, Equipment, and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewal and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income (the results of operations).

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as they are earned.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected, under the Internal Revenue Code, to be treated as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on the income of the company. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Cash and Cash Equivalents

For purposes of cash flow presentation, the Company considers currency, cash on hand, and demand deposits with financial institutions to be cash equivalents. Cash held for the exclusive benefit of others is not included in the definition of cash for the purposes of the cash flow statement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH HELD FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

This is money held for the benefit of customers and is used to make payments on behalf of customers under soft dollar agreements.

NOTE 3 - NET CAPITAL REQUIREMENT

As registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital amount as determined by law. As applied to the Company, the Rule requires minimum net capital of $250,000 and $100,000 at December 31, 2003 ad 2002, respectively. At December 31, 2003, the Company had net capital of $358,233, which was $108,233 in excess of the minimum requirement. At December 31, 2002, the Company had net capital of $397,087, which was $297,082 in excess of the minimum requirement.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment for 2003 and 2002 consisted of the following:

	2003		
	Cost	Accumulated Depreciation	Net Book Value
Leasehold Improvements	$ 93,845	$ 5,056	$ 88,789
Furniture and Fixtures	83,227	58,626	24,601
Computer Equipment	39,604	20,904	18,700
Office Equipment	23,039	7,344	15,695
Total	$239,715	$91,930	$147,785

	2002		
	Cost	Accumulated Depreciation	Net Book Value
Leasehold Improvements	$ 57,594	$ 369	$ 57,225
Furniture and Fixtures	150,720	85,808	64,912
Computer Equipment	32,146	10,092	22,054
Office Equipment	28,996	8,483	20,513
Vehicles	31,729	15,865	15,864
Total	$301,185	$120,617	$180,568

NOTE 5 - OPERATING LEASES

The Company leases four vehicles and one piece of office equipment. Future minimum rentals are as follows:

2004	$18,551
2005	8,857
Total	$27,408

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company provides investment and management services to three partnerships and receives management and expense fees from these partnerships. The Company received fees of $264,839 and $218,572 from the partnership during 2003 and 2002, respectively.

The Company paid rent totaling $68,400 to a stockholder in 2003 and in 2002.

In 2003, the Company received a loan of $35,000 at an interest rate of 6% from one of its stockholders. The Company intends to repay this loan in full in 2004.

Some of the money managers that the firm does business with and has soft dollar arrangements with also manage money for the related investment partnerships.

NOTE 7 - PROFIT SHARING PLAN

In 1999, the Company adopted a profit sharing plan. This plan allows the Company to make discretionary contributions of up to 15% of eligible employees compensation into the plan each year. No plan contribution was authorized for the tax years 2003 or 2002.

NOTE 8 - CONTINGENCIES

During the year, the Company maintained cash balances at financial institutions in excess of federally insured limits. At December 31, 2003, the cash in excess of insured limits was $782,772.

During the year, the Company finalized a capital redemption agreement with one of its stockholders. Under the agreement the Company agreed to pay the sum of $465,455 plus interest at 6% over a period of 93 months. The scheduled monthly payments are $6,271. The agreement provides that payments, but not the accrual of interest, will be suspended in any month that the Company's net capital falls below $300,000. As of December 31, 2003, the unredeemed capital amounted to $463,746. Due to the nature of the agreement, its provisions, and the Company's net capital position, redemption payments will be recorded as they are made, as the timing of each payment is uncertain. Interest will be accrued under the agreement on an annual basis, reflecting the payments made and the affects of any suspended payments.

ABSOLUTE RETURN ADVISORS, INC.

COMPUTATION OF NET CAPITAL

PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003 AND 2002

	12/31/03	12/31/02
CREDITS		
Common Stock	$ 75,130	$ 71,380
Retained Earnings	514,977	589,441
DEBITS		
Non-Allowable Assets	(231,874)	(263,739)
Net Capital	358,233	397,082
Minimum Net Capital Requirement	250,000	100,000
Excess Net Capital	$108,233	$ 297,082
Reconciliation with Company's Computation (Included in Form X-17A-5 for the Years Ended December 31, 2003 and 2002):		
Net Capital as Reported in Company's Unaudited Focus Report	$385,987	$ 518,682
Audit Adjustments to Accounts Payable	(38,929)	-
Audit Adjustments to Accrued Expenses	-	(125,000)
Audit Adjustments to Net Fee Income	-	3,344
Audit Adjustments for Accrued Payroll	15,986	-
Other Audit Adjustments, Net	(4,811)	56
Net Capital at End of Year Audited	$358,233	$397,082

See the accompanying Independent Auditor's Report.

ABSOLUTE RETURN ADVISORS, LTD.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Audior's Report.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT

ON INTERNAL AUDITING CONTROL

To the Shareholders and
Board of Directors
Absolute Return Advisors, Ltd.
Manchester, Vermont

In planning and performing our audits of the financial statements of Absolute Return Advisors, Ltd. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Absolute Return Advisors, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

In addition, our audit indicated that Absolute Return Advisors, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2)(ii) as of December 31, 2003 and 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Siliski & Buzzell, P.C.

February 2, 2004
Rutland, Vermont
Reg. No. 119